REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees of

The Advisors' Inner Circle Fund and Shareholders of
United Association S&P 500 Index Fund:

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, about United Association S&P 500 Index Fund's (the "Fund's") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of August 31, 2005. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of August 31, 2005, and with respect to agreement of security purchases and sales, for the period from May 31, 2005 (the date of our last examination), through August 31, 2005:

- Confirmation of all securities located in the vault of National City Bank (the "Custodian") in Cleveland, Ohio without prior notice to management;

- Confirmation of all securities held by the Depository Trust Company ("DTC") in book entry form. This confirmation included, but was not limited to, securities held by the Fund. For a sample of securities held in the aggregate by DTC, we agreed the omnibus position per the records of the Custodian to the confirmation of securities in the aggregate received from DTC;

   -  Confirmation of all open futures contracts with the executing broker;

   - Reconciliation of all such securities to the books and records of the Fund and the Custodian;

   - Agreement of 25 security purchases and 25 security sales or maturities since the last examination from the books and records of the Fund to broker confirmations and/or subsequent cash statements received from National City Bank.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that the United Association S&P 500 Index Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of August 31, 2005 with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of the Board of Trustees, management, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP
Philadelphia, Pennsylvania
January 6, 2006

            MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN
                PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940

We, as members of management of the United Association S&P 500 Index Fund (one of the Funds constituting The Advisors' Inner Circle Fund, hereafter referred to as the "Trust"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Trust's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of August 31, 2005, and from May 31, 2005 through August 31, 2005.

Based on this evaluation, we assert that the Trust was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of August 31, 2005, and from May 31, 2005 through August 31, 2005, with respect to securities reflected in the investment account of the Trust.

United Association S&P 500 Index Fund



By:        /s/ James F. Volk
           ------------------------------------------------------
           James F. Volk, PRESIDENT

           The Advisors' Inner Circle Fund
           ------------------------------------------------------
           1/20/06
           ------------------------------------------------------
           Date


By:        /s/ Michael Lawson
           ------------------------------------------------------
           Michael Lawson, CONTROLLER AND CHIEF FINANCIAL
           OFFICER

           Advisors' Inner Circle Fund
           ------------------------------------------------------
           1/20/06
           ------------------------------------------------------
           Date


By:        /s/ Gary Cantrell
           ------------------------------------------------------
           Gary Cantrell, VICE PRESIDENT

           National City Bank
           ------------------------------------------------------
           1/14/06
           ------------------------------------------------------
           Date


  FUND NAME                                                STATE                     REGISTRATION              FILE NUMBER

  The Advisors' Inner Circle Fund

  United Association S & P 500 Index Fund

                                                           ALASKA                    ANNUAL                       60044418
                                                           ALABAMA                   ANNUAL
                                                           CONNECTICUT               ANNUAL                        1023481
                                                           KANSAS                    ANNUAL                     2003S0000867
                                                           KENTUCKY                  ANNUAL                       600110541
                                                           LOUISIANA                 ANNUAL                        100843
                                                           MISSOURI                  ANNUAL                      0002-13700
                                                           NEW JERSEY                ANNUAL                       BEM-2290
                                                           NEVADA                    ANNUAL
                                                           NEW YORK                  OTHER                        S30-34-25
                                                           OHIO                      OTHER                          46876
                                                           OREGON                    ANNUAL                       2003-452
  United Association S & P 500 Index Fund - Class I

                                                           DISTRICT OF COLUMB        ANNUAL                       60018399
                                                           IOWA                      ANNUAL                        I-55228
                                                           MASSACHUSETTS             ANNUAL
                                                           MARYLAND                  ANNUAL                      SM20030507
                                                           MICHIGAN                  ANNUAL                        939758
                                                           NEBRASKA                  ANNUAL                         62033
                                                           OKLAHOMA                  ANNUAL                      SE-2103201
                                                           TENNESSEE                 ANNUAL                       RM04-3558
                                                           WASHINGTON                GOOD UNTIL SOLD              60036890
                                                           WISCONSIN                 ANNUAL                        454553
  United Association S & P 500 Index Fund - Class II

                                                           DISTRICT OF COLUMB        ANNUAL                       60018540
                                                           IOWA                      ANNUAL                        I-55326
                                                           MASSACHUSETTS             ANNUAL
                                                           MARYLAND                  ANNUAL                      SM20030621
                                                           MICHIGAN                  ANNUAL                        939759
                                                           NEBRASKA                  ANNUAL                         59410
                                                           OKLAHOMA                  ANNUAL                      SE-2116727
                                                           TENNESSEE                 ANNUAL                       RM04-3558
                                                           TEXAS                     GOOD UNTIL SOLD               C 71399
                                                           WASHINGTON                GOOD UNTIL SOLD              60038210
                                                           WISCONSIN                 ANNUAL                        455368
